SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

   Yes       No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings PLC
14 September 2023

RYANAIR SHAREHOLDERS APPROVE ALL AGM RESOLUTIONS

Ryanair Holdings plc today (14 Sept.) held its 2023 AGM, during which shareholders approved all resolutions by substantial majorities. Details of the voting is set out in the table below.

2023 AGM Resolutions

			In favour
1.		Consideration of Financial Statements and Reports	100%
2.		Consideration of the Remuneration Report	91%
3.		Consideration of the Remuneration Policy	73%
4.		Election/Re-election of Directors
	(a)	E. Brennan	100%
	(b)	E. Köstinger	100%
	(c)	A. Nolan	100%
	(d)	S. McCarthy	88%
	(e)	L. Phelan	91%
	(f)	R. Brennan	87%
	(g)	M. Cawley	76%
	(h)	E. Daly	91%
	(i)	G. Doherty	100%
	(j)	H. Millar	85%
	(k)	M. O'Brien	98%
	(l)	M. O'Leary	100%
5.		Directors' Authority to fix the Auditors' Remuneration	100%
6.		Directors' Authority to fix Non-Executive Directors' Remuneration	100%
7.		Directors' Authority to allot Ordinary Shares	97%
8.		Disapplication of Statutory Pre-emption Rights	100%
9.		Authority to Repurchase Ordinary shares	100%
10.		Approval of the 2023 Boeing contract	100%

A more detailed breakdown of the results of the proxy votes received, as well as the full text of the resolutions, is available on the website of the Company at https://investor.ryanair.com/investors-shareholders/agm-2023/.

Discretionary proxies representing 0.001% of shares were voted in favour of the resolutions by the meeting's Chairman.

For further info please contact:

Peter Larkin                           Paul Clifford
Ryanair Holdings plc             Drury
Tel: +353 (0) 1 945 1212        Tel: +353 (0) 1 260 5000
larkinp@ryanair.com             ryanair@drury.ie

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 September, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary